Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

19 July 2024

Reduction in operational risk capital overlay

Westpac acknowledges the Australian Prudential Regulation Authority’s (APRA) decision to reduce Westpac’s total operational risk capital overlay from $1 billion to $500 million. The Common Equity Tier 1 (CET1) capital ratio will increase by approximately 18 basis points, reflecting a reduction in risk weighted assets of $6,250 million. This change will apply with immediate effect.

Over the past four years, Westpac has delivered a significant program of risk culture and risk management uplift through our Customer Outcomes and Risk Excellence (CORE) Program. The Group is currently in the transition phase to demonstrate the sustainability and effectiveness of changes made following the completion of the Integrated Plan in December 2023.

Westpac CEO Peter King said: “Westpac is now a simpler, stronger bank with substantially improved risk governance. We have moved into the transition period, which involves sustainably embedding the uplift in risk management practices.”

Background

APRA had previously applied two separate $500 million operational risk capital overlays in 2019.

These overlays were applied through an increase in risk weighted assets. The impact on Level 2 CET1 capital ratio as at 31 March 2024 was a reduction of 36 basis points.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.